SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Westport Resources Corporation ______________________________________________________________________________
(Name of Issuer)

Common Stock, par value $.01 per share ______________________________________________________________________________
(Title of Class of Securities)

961415106 ______________________________________________________________________________
(CUSIP Number)

December 31, 2000 ______________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d1(b)
☐	Rule 13d1(c)
☒	Rule 13d1(d)

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Westport Energy LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 14,238,001
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 14,238,001
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,238,001
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 37.1%
12	TYPE OF REPORTING PERSON 00

SCHEDULE 13G

          This Schedule 13G is being filed on behalf of Westport Energy LLC, a Delaware limited liability company, relating to shares of common stock, par value $.01 per share, of Westport Resources Corporation.

Item 1(a).	Name of Issuer: Westport Resources Corporation
Item 1(b).	Address of Issuer's Principal Executive Offices: 410 Seventeenth Street, Suite 2300 Denver, Colorado 80202
Item 2(a).	Name of Person Filing: Westport Energy LLC
Item 2(b).	Address of Principal Business Office, or, if none, Residence: 21 Glen Oaks Avenue Summit, New Jersey 07901
Item 2(c).	Citizenship or Place of Organization: Westport Energy LLC is a limited liability company organized under the laws of the State of Delaware.
Item 2(d).	Title of Class of Securities: Common Stock, par value $.01 per share
Item 2(e).	CUSIP Number: 961415106
Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: Not applicable
Item 4.	Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 14,238,001 shares of common stock, par value $.01 per share, of Westport Resources Corporation
(b)	Percent of class: 37.1%
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 14,238,001
(ii) Shared power to vote or to direct the vote: -0-
(iii) Sole power to dispose or to direct the disposition of: 14,238,001
(iv) Shared power to dispose or to direct the disposition of: -0-
Item 5.	Ownership of Five Percent or Less of a Class. Not applicable
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person. Not applicable
Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable
Item 8.	Identification and Classification of Members of the Group. Not applicable
Item 9.	Notice of Dissolution of Group. Not applicable
Item 10.	Certifications. Not applicable

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date: February 5, 2001

Westport Energy LLC
By:	Westport Investments Ltd., a Bahamian corporation, its Managing Member
By: ROBERT A. HASS __________________________________________ Name: Robert A. Haas Title: Authorized Signatory